UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32745

Magellan Midstream Holdings, L.P.

(Exact name of registrant as specified in its charter)

One Williams Center

Tulsa, Oklahoma 74172

(918) 574-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:     0

Effective September 30, 2009, Magellan Midstream Holdings, L.P. dissolved pursuant to a Plan of Liquidation by and among it and Magellan Midstream Holdings GP, LLC dated as of September 30, 2009 (the “Plan of Liquidation”), and all outstanding common units of Magellan Midstream Holdings, L.P. were exchanged for common units of Magellan Midstream Partners, L.P. resulting in no remaining holders of common units of Magellan Midstream Holdings, L.P.

Pursuant to the requirements of the Securities Exchange Act of 1934 Magellan Midstream Holdings, L.P. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Magellan Midstream Holdings, L.P.

		By:	Magellan Midstream Holdings GP, LLC, attorney-in-fact pursuant to the Plan of Liquidation

Date:	September 30, 2009	By:	/s/ Lonny E. Townsend
Name: Lonny E. Townsend
Title: Senior Vice President, General Counsel and Corporate Secretary